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                                                              Exhibit (h)(3)(i)

January 31, 2008

Natixis Funds Trust I
Natixis Funds Trust II
399 Boylston Street
Boston, MA 02116

Re:Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

   Natixis Asset Management Advisors, L.P. ("Natixis Advisors") notifies you that it will waive its management fee (and, to the extent necessary, bear other expenses of the Funds listed below) through January 31, 2008 to the extent that the total annual fund operating expenses of each class of a Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes, and organizational and extraordinary expenses, would exceed the following annual rates:

      Name of Fund                                     Expense Cap
      ------------                               ------------------------
      February 1, 2008 through January 31, 2009:
         Loomis Sayles Massachusetts Tax Free    0.90% for Class A shares
         Income Fund*                            1.65% for Class B shares
         Loomis Sayles Core Plus Bond Fund*      1.00% for Class A shares

                                                 1.75% for Class B shares

                                                 1.75% for Class C shares

                                                 0.75% for Class Y shares

* The expense caps above account for management fees payable to Loomis, Sayles & Company, L.P. Loomis, Sayles & Company, L.P. and Natixis Advisors have agreed to equally bear the waiver.

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   With respect to each Fund, Natixis Advisors shall be permitted to recover operating expenses, except operating expenses that have been waived by Natixis Advisors under the Administrative Services Fee Waiver, it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund's total annual fund operating expenses fall below the annual rates set forth above. Provided, however, that a Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

   During the periods covered by this letter agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the "non-interested" Trustees of the Trusts affected.

   For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Funds shall not reflect the application of balance credits made available by the Funds' custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds' agree to bear some portion of Fund expenses.

   We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund's expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

                                         Natixis Asset Management Advisors, L.P.

                                         By:    /s/ Coleen Downs Dinneen
                                                --------------------------------
                                                Coleen Downs Dinneen

                                         Title: Senior Vice President,
                                                General Counsel, Secretary &
                                                Clerk